

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 18, 2009

Mr. Collin F. Visaggio
Chief Financial Officer
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia

> **Re:** **InterOil Corporation**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed December 11, 2009**
> **Response Letter Dated October 21, 2009**
> **File No. 001-32179**

Dear Mr. Visaggio.

We have reviewed your filing and response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 40-F/A for the Fiscal Year Ended December 31, 2008

1. Your October 21, 2009 response to prior comment 5 states that five consecutive daily flow tests beginning February 26, 2009 recovered 12.3 MMCF gas in total. However, the raw flow test data appears to indicate that the duration of these tests is insufficient to overcome completely any well bore storage effects and insufficient to characterize the reservoir properly. While we understand the economic motivation for short test durations, we believe the public interest would be served better by your disclosure of the full range of instantaneous flow rates instead of only the highest. Please amend your document to disclose the full range of flow test results including their total recovery and duration as well as any clarifying information you deem appropriate. You may refer to General Instruction D(5) to Form 40-F if you require further guidance.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief